UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           ROBERTSON-CECO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                                RC Holdings, Inc.
    5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 August 20, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, SR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO, WK, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         9,000,460
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                9,000,460
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,000,460
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.6%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RC HOLDINGS, INC.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         3,333,333
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                3,333,333
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,333,333
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RBC HOLDINGS, L.P.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         3,333,333
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                3,333,333
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,333,333
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PETTIBONE CORPORATION
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         5,666,000 shares
  BENEFICIALLY _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                5,666,000 shares
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     5,666,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.0%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Amendment No. 4
                                       to
                                  Schedule 13D
                                       of
                               RC Holdings, Inc.,
                               RBC Holdings, L.P.
                             Michael E. Heisley, Sr.
                                       and
                              Pettibone Corporation

                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                           Robertson-Ceco Corporation


          The information contained in the (i) original Schedule 13D ("Original
Schedule 13D") filed November 19, 1993 by RC Holdings, Inc. ("RC Holdings") (formerly called Heico Acquisitions, Inc.) and Michael E. Heisley, Sr. ("Heisley"), (ii) Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed December 14, 1993 by RC Holdings, Heisley and RBC Holdings, a Delaware limited partnership ("RBC"), (iii) Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") dated November 20, 1995 by RC Holdings, Heisley, RBC, Michael E. Heisley, Jr. and Emily Heisley Stoeckel and (iv) Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3") filed January 10, 1996 by Heico, Heisley, RBC, RC Holdings and Pettibone Corporation ("Pettibone") is incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D Amendment No. 4 relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5000 Executive Parkway, Suite 425, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND

          This Amendment No. 4 is filed on behalf of (i) RBC, (ii) RC Holdings,
(iii) Heisley and (iv) Pettibone. Heisley is the Chief Executive Officer and Vice Chairman of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 20, 1996, Pettibone entered into a Stock Purchase Agreement, attached hereto as Exhibit 18 (the "Stock Purchase Agreement"), with Sage Capital Corporation ("Sage") whereby Pettibone will purchase from Sage a total of 4,666,000 shares of Common Stock for $27,996,000 (or $6.00 per share) (the "Stock Purchase"). Pettibone shall purchase these shares of Common Stock in the amounts and on the dates set forth below:

                                      Shares to       Purchase
                  Purchase Date      be Purchased       Price

              September 30, 1996     1,166,500      $ 6,999,000
              January 31, 1997       1,166,500        6,999,000

              September 30, 1997     2,333,000       13,998,000

                             TOTAL   4,666,000      $27,996,000

     In any event, Pettibone may purchase any or all of the 4,666,000 at any time or times prior to the specified Purchase Date by providing ten (10) days written notice to Sage.

     The Purchase Price with respect to any shares not purchased on or before September 30, 1996 shall be increased to reflect interest on such amount equal to the interest rate per annum charged for borrowings by Pettibone from its primary lending bank (or banks) on August 19, 1996.

     In connection with the Stock Purchase, Sage appointed officers of Pettibone as its attorney-in-fact and proxy for Sage until October 15, 1997 or as long as the Stock Purchase Agreement remains in effect, whichever is longer; provided, however, if Pettibone fails to purchase from Sage the shares of Common Stock on the purchase dates set forth above, the proxy shall immediately be revoked with respect to such shares not purchased.

     The shares of Common Stock that Pettibone will acquire from Sage have Registration Rights as described in Exhibit 19 hereto.

     Pettibone currently anticipates that it will finance the Stock Purchase with its line of credit with Bank of America Illinois.

ITEM 4.  PURPOSE OF TRANSACTION

          Except as provided herein, RBC, RC Holdings, Heisley and Pettibone have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D, Amendment Number 1, Amendment Number 2 or Amendment Number 3, they may dispose of all or a portion of the shares of Common Stock held by them, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) RBC (and Heisley and RC Holdings, indirectly through RBC) owns 3,333,333 shares of Common Stock. Such shares represent 20.6% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding on July 31, 1996). RBC, RC Holdings and Heisley have sole voting and dispositive power with respect to all of such Shares.

          Heisley also directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

          After taking into account Pettibone's obligation to purchase 4,666,000 shares of Common Stock pursuant to the Stock Purchase Agreement, Pettibone (and Heisley, indirectly through Pettibone) beneficially owns 5,666,000 shares of Common Stock, which represent 35.0% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on July 31, 1996). Heisley, as controlling partner of the sole stockholder of Pettibone and Chief Executive Officer of Pettibone, has sole voting and dispositive power.

          When the above shares are aggregated and after taking into account Pettibone's obligation to purchase 4,666,000 shares of Common Stock pursuant to the Stock Purchase Agreement, RBC, RC Holdings, Heisley and Pettibone collectively beneficially own 9,000,460 shares of Common Stock, which represent 55.6% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on July 31, 1996).

          (c) RBC, Heisley, RC Holdings and Pettibone have not effected any transaction in the Common Stock within the 60 day period immediately prior to the event requiring the filing of this Amendment No. 4.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Items 2, 3 and 4 above or stated in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, RC Holdings, Heisley and Pettibone, or between them and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson-Ceco Corporation (previously filed with original Schedule 13D).

          2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No.
1).

          3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson-Ceco Corporation (previously filed with Amendment No. 1).

          4. Loan Agreement dated as of December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

          11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No.
1).

          12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates (previously filed with Amendment No. 2).

          13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation (previously filed with Amendment No. 2).

          14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois (previously filed with Amendment No. 2).

          15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois (previously filed with Amendment No. 2).

          16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          18. Stock Purchase Agreement dated August 19, 1996 by and among Pettibone Corporation and Sage Capital Corporation.

          19. Registration Rights Agreement dated May 17, 1993 between Robertson-Ceco Corporation and Sage RHH.

                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 23, 1996                  RC HOLDINGS, INC.
                                        for itself and as general partner of RBC
                                        Holdings, L.P.


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title:  Chief Executive Officer



                                        PETTIBONE CORPORATION


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title: Chief Executive Officer


                                        /s/ Michael E. Heisley, Sr.
                                        Michael E. Heisley, Sr.